Filed by AMCI Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: AMCI Acquisition Corp. II

Commission File No. 001-40282

Date: March 10, 2022

Climate Tech Company LanzaTech to Go Public Via SPAC Merger

The Skokie-based company recycles carbon emissions into sustainable materials and fuels.

Written by Ashley Bowden

March 10, 2022

Updated: March 10, 2022

JENNIFER HOLMGREN, CEO OF LANZATECH. | PHOTO: LANZATECH

Humanity’s continued existence hinges entirely on this floating space orb we call home. If maintaining Earth’s well-being is the key to maintaining our own, we certainly have a lot of work to do before we can rest easy, especially since the next habitable piece of extraterrestrial real estate is 4.2 light-years away.

With no plans of humanity jumping ship anytime soon, the collective focus has increasingly turned toward repairing Earth’s environment. Going beyond shopping with reusable bags and recycling plastic bottles, many companies have dedicated efforts to their own environmental sustainability initiatives. As they strive to help reach a goal of net-zero carbon emissions, some companies have taken things a step further and operate their entire businesses based on this principle.

One such company is Skokie-based LanzaTech, a biotech company that works to recycle carbon waste into everyday products and materials like fuels, fabrics and packaging. This week, LanzaTech announced its plans to enter the public market through a merger with special purpose acquisition company AMCI Acquisition Corp. II. The deal will make it the first carbon capture and transformation business in the public space, according to the company.

“LanzaTech revolutionary technology repurposes waste carbon for use as a feedstock to make the products we use in our daily lives—from yoga pants to jet fuel,” Dr. Jennifer Holmgren, LanzaTech’s CEO, told Built In via email. “Our carbon recycling technology is like retrofitting a brewery onto an emission source like a steel mill or a landfill site, but instead of using sugars and yeast to make beer, pollution is converted by bacteria to fuels and chemicals.”

Through the process of gas fermentation, LanzaTech’s solution works to help enterprise customers lessen their environmental impact while maintaining profitability. Its solution feeds carbon emissions to bacteria that turn pollution into raw material commodities. The company works to help customers reduce their greenhouse gas emissions and meet mandates and climate goals while enabling end users to replace materials made from fossil resources with those of recycled carbon.

The company’s list of investors, customers and partners includes names like ArcelorMittal, L’Oréal, Lululemon, Unilever and Virgin Atlantic.

When the acquisition closes, the combined company is expected to trade under the Nasdaq ticker symbol “LNZA.” The transaction will raise about $275 million in proceeds, money LanzaTech plans to put toward executing its business plan, accelerating commercial operations, funding partner development projects and building out its tech. The deal is set to close in the third quarter of 2022.

“We are showing the world what is possible when we radically rethink how we source, use and dispose of carbon. We are excited to be on this journey,” Holmgren said.

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Important Information About the Business Combination and Where to Find It

The proposed business combination (the “Business Combination”) between AMCI and LanzaTech NZ, Inc. (“LanzaTech”) will be submitted to stockholders of AMCI for their consideration. AMCI intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC that will include both a prospectus with respect to the combined company’s securities to be issued in connection with the Business Combination and a proxy statement to be distributed to AMCI’s stockholders in connection with AMCI’s solicitation of proxies for the vote by its stockholders in connection with the Business Combination and other matters as described in the Registration Statement. AMCI urges its investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus and any amendments thereto and the definitive proxy statement/prospectus, as well as other documents filed by AMCI with the SEC because these documents will contain important information about AMCI, LanzaTech and the Business Combination. After the Registration Statement is declared effective, AMCI will mail the definitive proxy statement/prospectus to its stockholders as of a record date to be established for voting on the Business Combination. Stockholders will also be able to obtain a copy of the Registration Statement, including the preliminary and definitive proxy statement/prospectus, once available, as well as other documents filed with the SEC regarding the Business Combination and other documents filed by AMCI with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a request to: AMCI Acquisition Corp. II, 600 Steamboat Road, Greenwich, CT 06830.

Participants in the Solicitation

AMCI and LanzaTech and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the Business Combination described in this press release under the rules of the SEC. Information about the directors and executive officers of AMCI is set forth in AMCI’s final prospectus relating to its initial public offering filed with the SEC on August 4, 2021 (the “AMCI IPO Prospectus”). Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of AMCI stockholders in connection with the Business Combination will be set forth in the proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. These documents can be obtained free of charge from the sources indicated above.

Forward-Looking Statements

This communication includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of AMCI and LanzaTech. These statements are based on the beliefs and assumptions of the management of AMCI and LanzaTech. Although AMCI and LanzaTech believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither AMCI nor LanzaTech can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates,” or “intends” or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, AMCI’s or LanzaTech’s management. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the control of the parties, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors that may affect actual results or outcomes include, among others, factors relating to the Business Combination, including the parties’ ability to meet the closing conditions of the Business Combination, the uncertainty of the projected financial information with respect to LanzaTech; the level of AMCI stockholder redemptions, if any, the ability to realize the benefits expected from the Business Combination; and the ability to list and maintain such listing of the combined company’s securities following the Business Combination; factors relating to the business, operations and financial performance of LanzaTech, including with respect to LanzaTech’s development activities, industry partnerships and intellectual property rights; and other factors, such as market opportunities for the combined company, AMCI’s or the combined company’s ability to raise financing in the future and the impacts of COVID-19 on the combined company’s business; and those factors discussed under the heading “Risk Factors” in the AMCI IPO Prospectus, AMCI’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, and other documents of AMCI filed, or to be filed, with the SEC. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can AMCI or LanzaTech assess the impact of all such risk factors on the businesses of AMCI and LanzaTech prior to the Business Combination, and the combined company following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to AMCI or LanzaTech or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. AMCI and LanzaTech prior to the Business Combination, and the combined company following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.